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                           May 8, 2020

       Frank Ng
       Chief Executive Officer
       Allied Esports Entertainment, Inc.
       17877 Von Karman Avenue, Suite 300
       Irvine, California, 92614

                                                        Re: Allied Esports
Entertainment, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 1, 2020
                                                            File No. 333-237977

       Dear Mr. Ng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services